EXHIBIT 99.4

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, JUNE 9, 2026

You are receiving this notification as First Mining Gold Corp. (“First Mining,” the “Company”, “we”, “us” or “our”) is using the notice and access model (“Notice and Access”) for the delivery of meeting materials to our shareholders for the annual general meeting of our shareholders that will be held on Tuesday, June 9, 2026 (the “Meeting”). The use of Notice and Access means delivery to our shareholders of the materials for the Meeting is more environmentally friendly as it will help reduce paper use and our carbon footprint and it should also reduce our printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Company’s management information circular (the “Circular”) for the Meeting, the audited consolidated financial statements of the Company for the year ended December 31, 2025 and management’s discussion and analysis thereon (collectively, the “Meeting Materials”), our shareholders are receiving this notification containing information on how to access the Meeting Materials electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting.

Meeting Date and Location

When:	Tuesday, June 9, 2026	Where:	1188 West Georgia Street
	10:00 a.m. (Pacific Time)		3rd Floor Boardroom
Vancouver, British Columbia V6E 4A2

Business of the Meeting

Shareholders will be asked to consider and vote on the following matters:

1.

Financial Statements: Receive our audited consolidated annual financial statements for the financial year ended December 31, 2025 and the auditor’s report thereon (see the section entitled “Particulars of the Matters to be Acted Upon – Receipt of audited consolidated financial statements” on page 9 of the Circular);

2.

Set the number of Directors and elect our Directors: Set the number of directors at five and elect five directors to our board to hold office for the ensuing year (see the sections entitled “Particulars of the Matters to be Acted Upon – Fix the number of directors to be elected at the Meeting at five” and “Particulars of the Matters to be Acted Upon – Election of directors for the ensuing year” on page 9 of the Circular);

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2
www.firstmininggold.com | 1-844-306-8827

3.

Appoint our Auditor: Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor’s pay (see the section entitled “Particulars of the Matters to be Acted Upon – Appointment of auditor” on page 15 of the Circular); and

4.

Conduct such other business properly brought before the Meeting or any adjournment or postponement of the Meeting (see the section entitled “Particulars of the Matters to be Acted Upon – Other business” on page 15 of the Circular).

First Mining reminds shareholders that it is important that they review the Circular before voting. See the remainder of this notice for instructions on how to view the Circular, and how to vote.

Accessing the Meeting Materials Online

Shareholders can view the Meeting Materials online under our SEDAR+ profile at www.sedarplus.ca, or on our website at www.firstmininggold.com/investors/agm/agm-materials.

How to Request Printed Meeting Materials

Shareholders may request that paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR+.

Registered shareholders may make their request by contacting Paul Morris, Director, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Non-registered shareholders may make their request online at www.proxyvote.com or by telephone Toll Free at 1.877.907.7643 (North America) by entering the 16-digit control number located on their voting instruction form and following the instructions provided. If a non-registered shareholder does not have a control number, please call 1.303.562.9305 (English) or 1.303.562.9306 (French).

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2
www.firstmininggold.com | 1-844-306-8827

To receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, First Mining must receive requests for printed copies of the Meeting Materials at least ten business days in advance of the proxy deposit deadline date and time as set out in the accompanying proxy or voting instruction form. The Meeting Materials will be sent to those shareholders who request a paper copy of the Meeting Materials within three (3) business days of their request if such requests are made before the Meeting.

Voting Process

This notice is accompanied by either a form of proxy (for registered shareholders) or a voting instruction form (for non-registered shareholders).

Registered shareholders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

INTERNET:	www.investorvote.com Follow the instructions using the 15-digit control number noted on your proxy.	MAIL:	Computershare Investor Services Inc. Attention: Proxy Department 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

TELEPHONE:	1.866.732.8683 (North America) 1.312.588.4290 (if outside North America) You will need the 15-digit control number noted on your proxy.

If you are a registered shareholder and you have questions / need assistance completing your form of proxy, please contact Paul Morris, Director of Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Non-registered shareholders are asked to return their voting instructions using the methods set out on their voting instruction form or business reply envelope, or as set out below, at least one business day in advance of the proxy deposit date noted on your voting instruction form:

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2
www.firstmininggold.com | 1-844-306-8827

CANADA		UNITED STATES
INTERNET:	www.proxyvote.com Follow the instructions using the 16-digit control number from your voting instruction form.	INTERNET:	www.proxyvote.com Follow the instructions using the 16-digit control number from your voting instruction form.

TELEPHONE:	1.800.474.7493 (for English) 1.800.474.7501 (for French) You will need the 16-digit control number noted on your voting instruction form.	TELEPHONE:	1.800.454.8683 You will need the 16-digit control number noted on your voting instruction form.

MAIL:	Data Processing Centre P.O. Box 3700, STN Industrial Park Markham, Ontario L3R 9Z9 Canada	MAIL:	Proxy Services P.O. Box 9104 Farmingdale, New York 11735-9533, USA

If you are a non-registered shareholder and you have questions or need assistance completing your voting instruction form, please contact your broker.

Questions

Shareholders with questions about Notice and Access can contact Paul Morris, Director of Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Dated at Vancouver, British Columbia this 21st day of April, 2026.

BY ORDER OF THE BOARD OF DIRECTORS.

(signed) “Daniel W. Wilton”

Daniel W. Wilton

Chief Executive Officer and Director

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2
www.firstmininggold.com | 1-844-306-8827